UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On August 31, 2026, Clearmind Medicine Inc. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Charging Robotics Ltd. (“Charging Robotics”), an Israeli company, pursuant to which the Company agreed to purchase 149 ordinary shares of Charging Robotics, representing 51% of Charging Robotics’ issued and outstanding share capital on a fully diluted basis immediately following the closing of the transaction, for an aggregate purchase price of $2.5 million, or $16,778 per share. The closing of the transactions contemplated by the Share Purchase Agreement is expected to occur during the week of September 7, 2026, subject to customary closing conditions, including the execution and funding of the loan described below.

In connection with, and as a condition to, the closing under the Share Purchase Agreement, the Company and Charging Robotics will enter into a loan agreement (the “Loan Agreement”), pursuant to which the Company will provide Charging Robotics with a loan in the aggregate principal amount of $1.5 million. The loan will bear simple interest at a rate of 4.0% per annum, calculated on the basis of the actual number of days elapsed in a 365-day year.

Unless earlier repaid, the outstanding principal amount of the loan, together with accrued and unpaid interest, will become due and payable on the third anniversary of the effective date of the Loan Agreement. If, as of that date, Charging Robotics has not generated positive cash flow from its operating and financing activities, together with available financing sources, sufficient to repay the outstanding loan amount, as reflected in its most recently completed financial statements prepared in accordance with IFRS, the repayment date will automatically be extended until the first date on which Charging Robotics has generated such cash flow and available financing sources. During any extension period, the outstanding principal amount will continue to accrue interest at the rate of 4.0% per annum. Charging Robotics may prepay all or any portion of the loan at any time without penalty, premium or other fee.

The Loan Agreement provides that the Company may accelerate the loan following certain events of default, including a failure by Charging Robotics to make a required payment within 15 business days after it becomes due, certain negotiations with creditors regarding a general readjustment or rescheduling of indebtedness, a general assignment or composition for the benefit of creditors, specified insolvency, liquidation, dissolution or reorganization proceedings, or the levy or enforcement of legal process against all or a material portion of Charging Robotics’ property or assets.

The foregoing descriptions of the Share Purchase Agreement and the Loan Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the Loan Agreement, copies of which are furnished as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Because the Company will acquire a controlling interest in Charging Robotics pursuant to the Share Purchase Agreement, the acquisition may constitute a significant acquisition for purposes of Regulation S-X. The Company is evaluating the significance of the acquisition and, to the extent required by applicable SEC rules, intends to file the historical financial statements of Charging Robotics and related pro forma financial information reflecting the acquisition within the time periods prescribed by Regulation S-X.

On September 4, 2026, the Company issued a press release titled “Clearmind Medicine Signs Definitive Agreement to Acquire 51% Stake in Wireless Charging Company for Automated Parking and Robotaxis,” a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, this Report on Form 6-K states that the transactions contemplated by the Share Purchase Agreement and the Loan Agreement (the “Transactions”) are expected to close during the week of September 7, 2026, subject to the satisfaction or waiver of customary closing conditions, including the execution and funding of the loan. In fact, the closing of the Transactions is subject to various conditions and contingencies as are customary in transactions of such nature in the United States. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

This Report on Form 6-K, excluding the press release attached to this Form 6-K as Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-290404, 333-293521 and 333-295455) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Purchase Agreement, dated August 31, 2026, by and between Clearmind Medicine Inc. and Charging Robotics Ltd.
10.2	Form of Loan Agreement, dated August 31, 2026, by and between Clearmind Medicine Inc. and Charging Robotics Ltd. and Clearmind Medicine Inc.
99.1	Press release titled: “Clearmind Medicine Signs Definitive Agreement to Acquire 51% Stake in Wireless Charging Company for Automated Parking and Robotaxis”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: September 4, 2026	By:	/s/Adi Z.uloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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